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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Information to be included in Statements filed pursuant

To Rule 13d-1(b),(c), and (d) and Amendments thereto filed pursuant to

Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

American Ecology Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

025533-10-0 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(continued on following pages)

SCHEDULE 13G/A

CUSIP No. 025533-10-0	Page 2 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Ecol Partners II, Ltd

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 900,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 900,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G/A

CUSIP No. 025533-10-0	Page 3 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Phillips Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,352 6. Shared Voting Power 900,000 7. Sole Dispositive Power 2,352 8. Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,352

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G/A

CUSIP No. 025533-10-0	Page 4 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Harry J. Phillips, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 902,352 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 902,352

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,352

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 4 on Schedule 13G/A is being jointly filed by Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr. Attached as Exhibit A hereto is a copy of the Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G among Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr.

Item 1.	(a)	Name of Issuer:
American Ecology Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
805 W. Idaho, Suite 200, Boise, ID 83702-8916.

Item 2.	(a)	Name of Person Filing:
This schedule is being jointly filed by Ecol Partners II, Ltd., Phillips Investments, Inc., and Harry J. Phillips, Jr.

	(b)	Address of Principal Business Office or, if none, Residence:
The address for each of Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr. is:
1700 West Loop South, Suite 728, Houston, TX 77027

	(c)	Citizenship:
Ecol Partners II, Ltd.: Texas Phillips Investments, Inc.: Texas Harry J. Phillips, Jr.: USA

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number: 025533-10-0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.
Ecol Partners II, Ltd.

	(a)	Amount beneficially owned: 900,000

	(b)	Percent of class: 5.3%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 900,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 900,000

(iv) Shared power to dispose or to direct the disposition of: 0

Phillips Investments, Inc.

	(a)	Amount beneficially owned: 902,352

	(b)	Percent of class: 5.3%

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 2,352

	(ii)	Shared power to vote or to direct the vote: 900,000

	(iii)	Sole power to dispose or to direct the disposition of: 2,352

	(iv)	Shared power to dispose or to direct the disposition of: 900,000

Harry J. Phillips, Jr.

(a)	Amount beneficially owned: 902,352

(b)	Percent of class: 5.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 902,352

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 902,352

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2004	ECOL PARTNERS II, LTD.

		By:	Phillips Investments, Inc., its General Partner

			By:	/s/ Harry J. Phillips, Jr.

Harry J. Phillips, Jr. President

PHILLIPS INVESTMENTS, INC.

By:	/s/ Harry J. Phillips, Jr.

Harry J. Phillips, Jr. President

/s/ Harry J. Phillips, Jr.

Harry J. Phillips, Jr.

EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF STATEMENT

ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of American Ecology Corporation, and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Phillips Investments, Inc., a Texas corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Date:	February 10, 2004	ECOL PARTNERS II, LTD.

		By:	Phillips Investments, Inc., its General Partner

			By:	/s/ Harry J. Phillips, Jr.

Harry J. Phillips, Jr. President

PHILLIPS INVESTMENTS, INC.

By:	/s/ Harry J. Phillips, Jr.

Harry J. Phillips, Jr. President

/s/ Harry J. Phillips, Jr.

Harry J. Phillips, Jr.